CENTRAL GOLDTRUST

55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

September 24, 2015

Securities and Exchange Commission

Attention: Jennifer Monick

Assistant Chief Accountant

Office of Real Estate & Commodities

Washington, D.C. 20549

Re:	Central GoldTrust
Form 40-F for the Year Ended December 31, 2014
Filed February 11, 2015
File No. 1-32934

Dear Ms. Monick:

We are in receipt of the letter of the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 14, 2015, regarding the above referenced Form 40-F for the fiscal year ended December 31, 2014 of Central GoldTrust (the “Trust”). Our response set forth below references the relevant sections of IAS 32 - Financial Instruments: Presentation as that is the appropriate standard governing this classification. For your convenience, the comment of the Staff is included below in bold.

Form 40-F for the year ended December 31, 2014

Exhibit 99.2

Statements of Financial Position, page 3

It appears that your units are redeemable by the unitholder at any time. Please clarify for us if they are redeemable for cash. Further, please tell us how you determined these are properly classified as equity instruments. Refer to IAS 32.

Central GoldTrust Response:

Puttable instrument: a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on occurrence of an uncertain future event or the death or retirement of the instrument holder.

In response to your request for clarification as to whether the units are redeemable for cash, please note that the Declaration of Trust – Article 6, Section 6.3 (2) – Cash Redemptions states that “The redemption price payable in respect of the Units surrendered for redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Units were tendered for redemption.”

Recognition and presentation

IAS 32 (paragraph 15) requires on initial recognition that the issuer of a financial instrument classify the instrument or its component parts as one of a financial liability, a financial asset, or an equity instrument in accordance with the substance of the contractual arrangement and the definitions (paragraph 11) of a financial liability, a financial asset, and an equity instrument. With the exception of the circumstances described in paragraphs 16A and 16B or paragraphs 16C and 16D of IAS 32 (puttable instruments), a critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument to either deliver cash or another financial asset to the other party, or an obligation to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavourable to the issuer. Basically, the holder of an equity instrument cannot compel an issuer to make such distributions because the issuer has no contractual obligation to deliver cash or another financial asset to the equity holder. For example, dividends do not make an equity instrument a financial liability since dividends are not obligatory, notwithstanding that some preferred shares carry a cumulative provision. Conversely, if an entity does not have an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the obligation meets the definition of a financial liability, except for those instruments classified as equity instruments in accordance with paragraphs 16A and 16B or paragraphs 16C and 16D (puttable instruments). Finally the substance of a financial instrument, rather than its legal form, governs its classification on an entity’s balance sheet. Substance and legal form are usually consistent, but not necessarily.

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Puttable instruments

As noted above, puttable instruments are treated differently from other financial instruments.

A puttable instrument is one that gives the holder the right to force the entity to accept back

— i.e., “put” the instrument — back to the issuer. The units of Central GoldTrust would be considered puttable financial instruments since the holder has the right to redeem the unit for cash at any time. Prior to the amendments in 2009 relating to puttable instruments, these units would have been classified as financial liabilities because the holder of the units could compel the issuer deliver cash to the holder by redeeming the units.

The determination to classify the units as equity is derived from the exception of the definition of a financial liability as outlined in IAS 32, paragraphs 16A and 16B relating to Puttable Instruments. These paragraphs are reproduced below, together with the analysis of the Trust’s management (“Management”) for each paragraph:

Paragraph 16A (a)

A puttable financial instrument includes a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. As an exception to the definition of a financial liability, an instrument that includes such an obligation is classified as an equity instrument if it has all the following features:

(a) It entitles the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation. The entity’s net assets are those assets that remain after deducting all other claims on its assets. A pro rata share is determined by:

(i) dividing the entity’s net assets on liquidation into units of equal amount; and

(ii) multiplying that amount by the number of the units held by the financial instrument holder.

Management’s Analysis

The Declaration of Trust – Article 14, Section 14.6 – “Distribution of Proceeds or Assets” states that:

“After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining Trust Assets among the Unitholders in accordance with their pro rata interests”

Management notes that currently only one class of Units is being offered. Based on this, Management concludes that this requirement has been met.

Paragraph 16A (b)

The instrument is in the class of instruments that is subordinate to all other classes of instruments. To be in such a class the instrument:

(i) has no priority over other claims to the assets of the entity on liquidation, and

(ii) does not need to be converted into another instrument before it is in the class of instruments that is subordinate to all other classes of instruments.

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Management’s Analysis

The Declaration of Trust – Article 3, Section 3.1- “Nature of Units” states that:

(1)	The beneficial interests in the Trust shall be divided into the interests of once class (the “Units”), which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein
(2)	Each Unit represents an equal, undivided, beneficial interest in the Trust, in any distribution from the Trust (whether of Net Realized Capital Gains, Trust Income or other amounts) and in any net assets of the Trust in the event of the termination or winding-up of the Trust. The interest of each Unitholder shall be determined by the number of Units held as of record by the Unitholder. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

The instrument is the only class of Units being offered. This situation is addressed by paragraph AG14D, which states that “if an entity has only one class of financial instruments, that class shall be treated as if it were subordinate to all other classes”.

Paragraph 16A (c)

All financial instruments in the class of instruments that is subordinate to all other classes of instruments have identical features. For example, they must all be puttable, and the formula or other method used to calculate the repurchase or redemption price is the same for all instruments in that class.

Management’s Analysis

Please refer to response to Paragraph 16A (b) above.

Paragraph 16A (d)

Apart from the contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset, the instrument does not include any contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity, and it is not a contract that will or may be settled in the entity’s own equity instruments as set out in subparagraph (b) of the definition of a financial liability.

Management’s Analysis

With reference to Article 3 of the Declaration of Trust, we note that, other than the puttable feature, there are no other provisions or features attached to the Units that involves any contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity.

Paragraph 16A (e)

The total expected cash flows attributable to the instrument over the life of the instrument are based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity over the life of the instrument (excluding any effects of the instrument).

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Management’s Analysis

The Declaration of Trust – Article 4, Section 4.4 – “Net Asset Value of the Trust and Net Asset Value per Unit” states that “The “Net Asset Value” at any such date shall be the value of the Trust Assets less an amount sufficient to provide for the liabilities of the Trust (excluding all liabilities represented by outstanding Units). The “Net Asset Value per Unit” at any such date shall be the quotient obtained by dividing the amount of the Net Asset Value determined at such time by the total number of Units then outstanding.”

Further, in the Declaration of Trust – Article 5, Section 5.2 – Allocations and Distributions, item 3, it refers to the present intention of the Trustees to allocate, distribute and make payable to the Unitholders all of the Net Realized Capital Gains, all Trust Income and any other applicable amounts …….”

As such, Management has determined that the expected cash flows attributable to the Units over the life of the Units are based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity over the life of the Units (excluding any effects of the Units).

Paragraph 16B

For an instrument to be classified as an equity instrument, in addition to the instrument having all the above features, the issuer must have no other financial instrument or contract that has:

(a) total cash flows based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity (excluding any effects of such instrument or contract) and

(b) the effect of substantially restricting or fixing the residual return to the puttable instrument holders.

For the purposes of applying this condition, the entity shall not consider non-financial contracts with a holder of an instrument described in paragraph 16A that have contractual terms and conditions that are similar to the contractual terms and conditions of an equivalent contract that might occur between a non-instrument holder and the issuing entity. If the entity cannot determine that this condition is met, it shall not classify the puttable instrument as an equity instrument.

Instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation

Management’s Analysis

Management confirms that the issuer has no other financial instrument or contract containing the features described in item 16B (a) and (b) above.

Conclusion

The Trust’s redeemable Units have all of the features described in paragraph 16A, and its capital does not include any financial instrument or contract as referred to in paragraph 16B. As such, it meets all of the conditions to classify its units as equity instruments. Disclosure of the basis for classifying the Units as equity instruments is included in note 2 (d) to the Trust’s quarterly and annual financial statements.

In responding to the comment of the Staff, the Trust acknowledges that:

i)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
ii)	Staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
iii)	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please do not hesitate to contact the undersigned at (905) 304-4653.

Sincerely,

J.C. Stefan Spicer

President and CEO

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